Exhibit 99.1

Merchants Now Able to Offer Best Buy Reward Zone Points Via Points.com Corporate Platform

Points.com Welcomes the First Retailer to Integrate with this New Service

TORONTO (January 4, 2012) – Points International Ltd. (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, expands its existing relationship with Best Buy to provide small and medium-sized merchants with the ability to offer Best Buy Reward Zone points as incentives through the Points.com Corporate Platform.

The Corporate Platform features a centralized, easy-to-navigate interface which allows businesses to offer and distribute Best Buy Reward Zone points as rewards and incentives for both employees and loyal customers. The points can be issued using a variety of methods – directly into accounts, over email, or via redeemable codes or certificates – without the constraints of being tied to any specific form of payment.

“With our Corporate Platform, we have streamlined the distribution process allowing for overall growth of our loyalty platform and an expanding customer base for our partners,” said Rob MacLean, CEO of Points International. “We are excited to be able to continuously foster and utilize our great relationships with long-standing partners like Best Buy with developments such as the Corporate Platform.”

Now, businesses of all sizes looking to grow brand loyalty can easily incentivize customers with popular Best Buy Reward Zone points. A fast and easy application process allows merchants to sign up for the program, and, once approved for participation, points can be offered the same day.

Best Buy Reward Zone joins early adopters of the new platform including American Airlines AAdvantage®, Air France KLM and US Airways®.

For more information or to apply to be a participating merchant visit:
www.rewardzoneincentivepoints.com.

About Points International Ltd.

Points International Ltd. (NASDAQ: PCOM; TSX: PTS), is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

For more information contact:

Investor relations:
Laura Foster/ Kimberly Esterkin
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com